Exhibit 99.4

[GAINSCO, INC. Letterhead]

, 2005

Dear Shareholder:

     Enclosed are the prospectus and other materials relating to the rights offering by GAINSCO, INC. Please carefully review the prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of GAINSCO, INC. Common Stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page 1 of the prospectus. You should also refer to the detailed Instructions for Use of GAINSCO, INC. Subscription Certificates, included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•	You will receive one non-transferable Subscription Right for every three shares of GAINSCO, INC. common stock you owned on June 7, 2005. You will not receive fractional subscription rights, but we will round your number of subscription rights up to the next largest whole number. For example, if you own 100 shares of GAINSCO, INC. common stock, you will receive 34 subscription rights.

•	You may purchase one share of common stock for each whole subscription right you receive, at the subscription price of $.75 per share.

•	The rights offering expires at 5:00 p.m., New York City time, on , 2005, unless extended. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares of common stock.

•	Once you elect to exercise your subscription rights, you cannot change your mind and revoke your election.

     If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this rights offering.

     If you do not exercise your subscription rights, your ownership in GAINSCO, INC. may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

     If you have any questions concerning the rights offering, shareholders may contact Morrow & Co., Inc. at (800) 607-0088, and banks and brokers may contact Morrow & Co., Inc. at (800) 654-2468.

Sincerely,

/s/ Glenn W. Anderson
Glenn W. Anderson
President and Chief Executive Officer